                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                 ARTISOFT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   04314L106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Gerald R. Forsythe
                                1075 Noel Avenue
                            Wheeling, Illinois 60090
                                 (847) 459-4250
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                              Robert A. McWilliams
                               Freeborn & Peters
                       311 South Wacker Drive, Suite 3000
                          Chicago, Illinois 60606-2118
                                 (312) 360-6000

                                October 30, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
CUSIP No. 04314L106                                                          13D
================================================================================
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          GERALD R. FORSYTHE
--------------------------------------------------------------------------------
(2)  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

     (a)  [  ]
     (b)  [  ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF, OO
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  [   ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
                                                 (7)    SOLE VOTING POWER

                                                             687,070
                                                 -------------------------------
                                                 (8)  SHARED VOTING POWER

NUMBER OF SHARES BENEFICIALLY                              1,601,489
OWNED BY EACH REPORTING PERSON                   -------------------------------
WITH                                             (9)  SOLE DISPOSITIVE POWER

                                                             687,070
                                                 -------------------------------
                                                 (10) SHARED DISPOSITIVE POWER

                                                           1,601,489
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,288,559
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [  ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.61%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
================================================================================

================================================================================
CUSIP No.  04314L106                                                         13D
================================================================================
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          INDECK POWER EQUIPMENT COMPANY
--------------------------------------------------------------------------------
(2)  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

     (a)  [  ]
     (b)  [  ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC, OO
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)      [   ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          ILLINOIS
--------------------------------------------------------------------------------
                                    (7)  SOLE VOTING POWER

                                              0
                                    --------------------------------------------
                                    (8)  SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON                576,369
WITH                                --------------------------------------------
                                    (9)  SOLE DISPOSITIVE POWER

                                              0
                                    --------------------------------------------
                                    (10) SHARED DISPOSITIVE POWER

                                              576,369
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          576,369
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [  ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.93%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
================================================================================

================================================================================
CUSIP No.  04314L106                                                         13D
================================================================================
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          INDECK ENERGY SERVICES, INC.
--------------------------------------------------------------------------------
(2)  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

     (a)  [  ]
     (b)  [  ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC, OO
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)      [   ]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         ILLINOIS
--------------------------------------------------------------------------------
                                    (7)  SOLE VOTING POWER

                                              0
                                    --------------------------------------------
                                    (8)  SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON                985,750
WITH                                --------------------------------------------
                                    (9)  SOLE DISPOSITIVE POWER

                                              0
                                    --------------------------------------------
                                    (10) SHARED DISPOSITIVE POWER

                                              985,750
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          985,750
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)      [  ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.72%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
================================================================================

                        AMENDMENT NO. 6 TO SCHEDULE 13D

     This Amendment No. 6, which is being filed jointly by Gerald R. Forsythe ("Mr. Forsythe"), Indeck Power Equipment Company ("Indeck Power") and Indeck Energy Services, Inc. ("Indeck Energy") (collectively, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of Artisoft, Inc. (the "Company") originally filed jointly by the Reporting Persons with the Commission on January 19, 1996, as amended by Amendment No. 1 filed with the Commission on July 9, 1996, Amendment No. 2 filed with the Commission on November 6, 1996, Amendment No. 3 filed with the Commission in September 1988, Amendment No. 4 filed with the Commission on April 9, 1998 and Amendment No. 5 filed with the Commission on September 21, 1998 (as amended, the "Statement").

     The following items of this Statement are hereby supplemented and/or amended as indicated:

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The Reporting Persons have acquired the Common Stock beneficially owned by them for investment purposes, because they believe that the trading prices of the Common Stock in the public market do not adequately reflect the potential value of the Company's underlying businesses and assets.

     None of the Reporting Persons presently has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present management of the Company, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to those enumerated in the foregoing clauses (a) through (i).

     However, as substantial shareholders of the Company, the Reporting Persons expect and intend to explore and be receptive to opportunities to enhance the value of the Common Stock owned by the Reporting Persons, including changes to the composition of the Company's board of directors and/or management and extraordinary transactions involving the Company. In addition, depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, any of the Reporting Persons may purchase additional shares of

Common Stock or rights to purchase additional shares of Common Stock in the open market, in privately negotiated transactions or by any other permissible means and, based on such factors, any of the Reporting Persons may dispose of any or all of the shares of Common Stock to which this Statement relates or any other shares of Common Stock that they may hereafter acquire.

     The Reporting Persons may encourage the Company to explore strategic alternatives to increase shareholder value and, depending on the Company's response, may consider pursuing such alternatives on their own or with third parties. The Reporting Persons also may seek to have the Company eliminate or amend its Rights Agreement (poison pill) and, depending on the Company's response, may seek a shareholder referendum on the issue. However, the Reporting Persons currently have no specific plans or proposals with respect to these matters. On August 21, 1998, the Company modified its Rights Agreement to raise the threshold limit allowing the acquisition of up to 25% of the Company's Common Stock without triggering the poison pill.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Persons beneficially own an aggregate of 2,288,559 shares of Common Stock, representing approximately 15.61% of the outstanding shares of Common Stock (based on 14,660,000 shares outstanding as reported by the Company in its Annual Report on Form 10-K for the year ended June 30, 1998).

     (b) Mr. Forsythe has the sole power to vote and dispose of 726,440 shares of Common Stock owned by him personally, except with respect to 39,370 shares which he and his wife, Jean D. Forsythe, hold as joint tenants; Mr. Forsythe and Indeck Power share the power to vote and dispose of the 576,369 shares of Common Stock owned by Indeck Power; and Mr. Forsythe and Indeck Energy share the power to vote and dispose of the 985,750 shares owned by Indeck Energy.

     (c) The Reporting Person acquired, in market transactions, the following shares of Common Stock during the past 60 days:

------------------------------------------------------------
  Date               Purchaser              Shares    Price
  ----               ---------              ------    -----
------------------------------------------------------------
09/01/98    Gerald R. Forsythe              10,000    1.9375
------------------------------------------------------------
09/01/98    Gerald R. Forsythe               2,500    1.9375
------------------------------------------------------------
09/01/98    Gerald R. Forsythe              15,500    2.0000
------------------------------------------------------------
09/01/98    Gerald R. Forsythe               5,000    2.0000
------------------------------------------------------------
09/02/98    Gerald R. Forsythe               6,500    2.1250
------------------------------------------------------------
09/03/98    Gerald R. Forsythe               5,000    1.9375
------------------------------------------------------------
09/03/98    Gerald R. Forsythe               2,000    2.0000
------------------------------------------------------------
09/03/98    Gerald R. Forsythe              37,000    2.1250
------------------------------------------------------------

------------------------------------------------------------
  Date               Purchaser              Shares    Price
  ----               ---------              ------    -----
------------------------------------------------------------
09/14/98    Indeck Energy Services, Inc.    25,400    2.2500
------------------------------------------------------------
09/14/98    Indeck Energy Services, Inc.     2,500    2.2190
------------------------------------------------------------
09/14/98    Indeck Energy Services, Inc.     1,000    2.1250
------------------------------------------------------------
09/16/98    Indeck Energy Services, Inc.     4,600    2.2500
------------------------------------------------------------
09/17/98    Indeck Energy Services, Inc.     5,000    2.2500
------------------------------------------------------------
09/18/98    Indeck Energy Services, Inc.     1,500    2.2500
------------------------------------------------------------
09/18/98    Indeck Energy Services, Inc.     2,500    2.2190
------------------------------------------------------------
09/21/98    Indeck Energy Services, Inc.       500    2.2500
------------------------------------------------------------
09/22/98    Indeck Energy Services, Inc.     6,500    2.2500
------------------------------------------------------------
09/22/98    Indeck Energy Services, Inc.       500    2.2810
------------------------------------------------------------
09/23/98    Indeck Energy Services, Inc.       100    2.1250
------------------------------------------------------------
09/24/98    Indeck Energy Services, Inc.       800    2.1250
------------------------------------------------------------
09/25/98    Indeck Energy Services, Inc.     9,000    2.1250
------------------------------------------------------------
09/28/98    Indeck Energy Services, Inc.    26,200    2.1250
------------------------------------------------------------
09/28/98    Indeck Energy Services, Inc.       500    2.0940
------------------------------------------------------------
09/29/98    Indeck Energy Services, Inc.    13,400    2.1250
------------------------------------------------------------
10/13/98    Indeck Energy Services, Inc.       500    1.8750
------------------------------------------------------------
10/13/98    Indeck Energy Services, Inc.     2,500    1.9688
------------------------------------------------------------
10/13/98    Indeck Energy Services, Inc.    32,800    2.0000
------------------------------------------------------------
10/14/98    Indeck Energy Services, Inc.    14,200    2.0000
------------------------------------------------------------

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 7.8 Agreement of Joint Filing among the Reporting Persons dated November 5, 1998

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 6, 1998


                                           /s/ Gerald R. Forsythe
                                      -----------------------------------------
                                      Gerald R. Forsythe


                                      INDECK POWER EQUIPMENT COMPANY



                                      By:  /s/ Gerald R. Forsythe
                                      -----------------------------------------
                                           Gerald R. Forsythe, Chairman and CEO


                                      INDECK ENERGY SERVICES, INC.



                                      By:  /s/ Gerald R. Forsythe
                                      -----------------------------------------
                                           Gerald R. Forsythe, Chairman and CEO

                                 EXHIBIT INDEX


Exhibit                            Description

  7.8      Agreement of Joint Filing among the Reporting Persons dated
           November 6, 1998